

July 22, 2010

Kevin P. Tully, C.G.A.
Chief Financial Officer and Executive Vice President
Insmed Incorporated
8720 Stony Point Parkway
Richmond, Virginia 23235

> **Re:** **Insmed Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Definitive Proxy Statement Filed April 30, 2010**
> **File No. 000-30739**

Dear Mr. Tully:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K Filed March 16, 2010

Signatures

1. Please confirm that Kevin Tully intended to sign your Form 10-K in the capacity of Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer and that you will correctly reflect this in future filings.

Definitive Proxy Statement Filed April 30, 2010

Compensation Discussion and Analysis

2. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Components of Compensation
Cash Bonuses

3. Please confirm that in your 2011 proxy statement you will separately discuss your Compensation Committee's evaluation of the level of achievement of each corporate objective established for your cash bonuses.

Potential Payments on Termination or Change of Control

4. You disclose that you have entered into a change of control agreement with Steve Glover. Although you have filed copies of change of control agreements with your other executive officers, it does not appear that you have filed your agreement with Mr. Glover. Please promptly file a copy of this agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director